SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of May, 2009

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
 (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

 Enclosure: Press Release - Copa Holdings Reports Net Income of US$71.6 Million and  EPS of US$1.65 for the First Quarter of 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.
(Registrant)

Date: 05/6/2009
	By:	/s/ Victor Vial
Name: Victor Vial
Title: CFO

Copa Holdings Reports Net Income of US$71.6 Million and  EPS of US$1.65 for the First Quarter of 2009
Excluding special, items adjusted net income came in at $55.5 million, or $1.28 per share

Panama City, Panama — May 06, 2009.  Copa Holdings, S.A. (NYSE: CPA), parent company of Copa Airlines and Aero Republica, today announced financial results for the first quarter of 2009 (1Q09). The terms “Copa Holdings" or "the Company" refer to the consolidated entity, whose operating subsidiaries are Copa Airlines and Aero Republica. The following financial and operating information, unless otherwise indicated, is presented in accordance with U.S. GAAP.  Unless otherwise stated, all comparisons with prior periods refer to the first quarter of 2008 (1Q08).

OPERATING AND FINANCIAL HIGHLIGHTS

•
Copa Holdings reported net income of US$71.6 million for 1Q09, or diluted earnings per share (EPS) of US$1.65, an increase of 81.3% as compared to net income of US$39.5 million or diluted EPS of US$0.91 in 1Q08.

•
Excluding special items, which for 1Q09 included a US$16.2 million non-cash gain associated with the mark-to-market of fuel hedge contracts, Copa Holdings would have reported an adjusted net income of $55.5 million, or $1.28 per share, compared to an adjusted net income of US$37.7 million or US$0.87 per share for 1Q08.  See the accompanying reconciliation of non-GAAP financial information to GAAP financial information included in the financial tables section of this earnings release.

•
Operating income for 1Q09 came in at US$68.9 million, despite a $19.9 million fuel hedge loss, representing an increase of 33.3% as compared to operating income of US$51.7 million for 1Q08. Operating margin increased from 17.5% to 22.3%, maintaining our position among the most profitable airlines in the industry.

•
In 1Q09, total revenues increased to US$308.8 million, representing growth of 4.3%, on a 17.0% capacity expansion.  Yield per passenger mile decreased 6.2% to 16.2 cents and operating revenue per available seat mile (RASM) decreased 10.8% to 12.7 cents.

•
Revenue passenger miles (RPMs) increased 11.6% from 1.62 billion in 1Q08 to 1.81 billion in 1Q09, and available seat miles (ASMs) increased 17.0% from 2.08 billion in 1Q08 to 2.43 billion in 1Q09, with the Copa Airlines segment increasing 18.9% year-over-year and Aero Republica increasing 8.0%.  Consolidated load factor decreased 3.6 percentage points to 74.4%. Underlying Break-even load factor for 1Q09 decreased 7.7 percentage points to 57.5% from 65.2% in 1Q08.

•	Operating cost per available seat mile (CASM) decreased 16.0%, from 11.8 cents in 1Q08 to 9.9 cents in 1Q09. CASM, excluding fuel costs, decreased 11.0% from 7.7 cents in 1Q08 to 6.8 cents in 1Q09.
•
Liquidity including cash, short term and long term investments, plus committed credit lines of US$31 million, ended the quarter at US$434.2 million, representing 33% of the last twelve months’ revenues.

•
Copa Airlines ended the quarter with a fleet of 43 aircraft, consisting of 28 Boeing 737 Next Generation aircraft and 15 Embraer-190 aircraft. Aero Republica received two Embraer-190 aircraft and ended the quarter with a fleet of 15 aircraft, consisting of 11 Embraer-190 and four MD-80 aircraft.  Copa Holdings ended the quarter with a consolidated fleet of 58 aircraft.

•	For 1Q09, Copa Airlines reported on-time performance of 90.6% and a flight-completion factor of 99.6%, maintaining its position among the best in the industry.

RECENT DEVELOPMENTS

•
On May 6, the Copa Holdings Board of Directors declared an annual dividend of $0.37 per share.  Although this dividend is the same amount per share paid in 2008, it represents 14% of 2008 consolidated net income.  The determination to pay dividends in excess of the Company’s current 10% policy was made due to the Company’s strong operating earnings, balance sheet and liquidity position. The dividend will be paid on June 15, 2009 to stockholders of record as of May 29, 2009.

•
Recently, Continental Airlines announced its intention to leave SkyTeam effective October 24, 2009. Due to the long-standing alliance relationship with Continental, and in order to ensure Copa remains fully aligned with Continental on a number of important joint initiatives, Copa will also be leaving SkyTeam concurrently with Continental on October 24, 2009.

Consolidated Financial & Operating Highlights	1Q09	1Q08	% Change	4Q08	% Change
RPMs (millions)	1,807	1,619	11.6%	1,760	2.7%
ASMs (mm)	2,430	2,077	17.0%	2,375	2.3%
Load Factor	74.4%	78.0%	-3.6 p.p.	74.1%	0.3 p.p.
Yield	16.2	17.3	-6.2%	18.5	-12.4%
PRASM (cents)	12.1	13.5	-10.6%	13.7	-12.0%
RASM (cents)	12.7	14.2	-10.8%	14.6	-12.8%
CASM (cents)	9.9	11.8	-16.0%	11.0	-10.5%
CASM Excl. Fuel (cents)	6.8	7.7	-11.0%	7.2	-4.7%
Breakeven Load Factor (2)	57.5%	65.2%	-7.7 p.p.	56.9%	0.6 p.p.
Operating Revenues (US$ mm)	308.8	295.9	4.3%	346.1	-10.8%
EBITDAR (US$ mm) (1)	111.4	75.8	46.9%	66.6	67.2%
Adjusted EBITDAR (US$ mm) (1)(2)	95.3	74.1	28.6%	106.1	-10.2%
EBITDAR Margin (1)	36.1%	25.6%	10.5 p.p.	19.3%	16.8 p.p.
Adjusted EBITDAR Margin (1)(2)	30.9%	25.0%	5.8 p.p.	30.7%	0.2 p.p.
Operating Income (US$ mm)	68.9	51.7	33.3%	84.0	-18.0%
Operating Margin	22.3%	17.5%	4.8 p.p.	24.3%	-2.0 p.p.
Net Income (US$ mm)	71.6	39.5	81.3%	25.8	178.1%
Adjusted Net Income (US$ mm) (2)	55.5	37.7	47.0%	65.2	-15.0%
EPS - Basic (US$)	1.67	0.92	81.6%	0.60	179.9%
Adjusted EPS - Basic (US$) (2)	1.29	0.88	47.3%	1.51	-14.4%
EPS - Diluted (US$)	1.65	0.91	81.2%	0.59	177.8%
Adjusted EPS - Diluted (US$) (2)	1.28	0.87	46.9%	1.50	-15.0%
Weighted Avg. # of Shares - Basic (000)	42,908	42,985	-0.2%	43,195	-0.7%
Weighted Avg. # of Shares - Diluted (000)	43,464	43,433	0.1%	43,426	0.1%
(1) EBITDAR means earnings before interest, taxes, depreciation, amortization and rent.
(2) Break-even load factor, adjusted EBITDAR, Adjusted EBITDAR margin, Adjusted Net Income and Adjusted EPS (Basic and Diluted) exclude non-cash charges/gains associated with the mark-to-market of fuel hedges.
Note: A reconciliation of non-GAAP financial measures to the comparable US GAAP measures appears at the end of this press release.

MANAGEMENT’S COMMENTS ON 1Q09 RESULTS

Copa Holdings first quarter results were positively impacted by lower unit costs, mainly related to lower fuel costs. For 1Q09 the company reported record operating income of US$68.9 million, a 33.3% increase over 1Q08.  Operating margin increased 4.8 percentage points from 17.5% to 22.3%, maintaining our position as one of the most profitable airlines in the world.

Total revenues increased 4.3% during the quarter, at a slower rate than capacity expansion of 17.0%, which resulted in a 10.8% decrease in revenues per ASM (RASM) from 14.2 cents to 12.7 cents.  Passenger revenues, which represented 95% of total revenues, increased 4.6% to US$293.2 million, due to a 17.0% increase in capacity, partly offset by a 10.6% decline in passenger revenue per ASM (PRASM).  The latter was driven by a 6.2% drop in yield and a 3.6 percentage point decline in consolidated load factor from 78.0% to 74.4%.

In 1Q09, Copa Airlines’ yields came in at 15.5 cents, representing a decline of 3.2% compared to 1Q08.  Copa Airlines yields declined mainly as a result of an increased length of haul and lower average fares as a result of a less robust demand environment and lower fuel surcharges.  Aero Republica’s yields decreased 16.9% to 20.9 cents for the most part due to a weaker Colombian currency.

Consolidated operating expenses for 1Q09 decreased 1.8% to US$239.8 million, while consolidated operating expenses per ASM (CASM) decreased 16.0% to 9.9 cents.  Excluding fuel costs, unit costs decreased 11.0% to 6.8 cents, mostly as a result of lower distribution costs, the timing of certain maintenance events at Aero Republica and overall higher aircraft utilization.

Aircraft fuel expense decreased 12.9% or US$10.9 million compared to 1Q08, despite a 17.0% increase in miles flown.  The Company’s effective jet fuel price, which includes a US$19.9 million negative fuel hedge effect in 1Q09 and a US$4.0 million positive fuel hedge effect in 1Q08, decreased from an average of US$2.82 in 1Q08 to US$2.16 in 1Q09.

For 1Q09, the Company had fuel hedges in place representing 36% of its consolidated volume.  Continuing with the execution of its fuel hedge policy, the Company currently has hedged approximately 30% in 2Q09, 25% in 3Q09 and 16% in 4Q09.  For 2010 and 2011 the Company has hedged 6% and 9% of its consolidated volume, respectively.

The Company recorded a non-operating gain of US$8.3 million for 1Q09 compared to an US$8.1 million non-operating expense in 1Q08.  This gain was mainly due to a US$16.4 million increase in Other, net as a result of an unrealized fuel hedge mark-to-market gain of US$16.2 million, as compared to an unrealized fuel hedge mark-to-market gain of US$1.8 million in 1Q08.

Copa Holdings closed the quarter with a strong cash position totaling US$403.1 million in cash, short term and long term investment, representing approximately 31% of last twelve months´ revenues.  This figure includes US$29.3 million in restricted cash, of which $22.9 million is collateral for out-of-money hedge contracts related to future quarters.  Additionally, the company has committed lines of credit totaling $31.1 million. Total debt at the end of the year amounted to US$926.9 million, most of which relates to aircraft and equipment financing.

During 2009, the Company expects to receive six aircraft, four Boeing 737-800s for Copa Airlines and two Embraer-190s for Aero Republica. Related to the purchased 737-800s, the Company has already secured final commitment from US EXIM Bank and arranged financing for one aircraft which was delivered in February.  Additionally, for the remaining two purchased 737-800s, the Company has secured preliminary commitments from US EXIM Bank.  The two Embraer-190s, which have already been delivered, are operating leases.

For 1Q09, Aero Republica recorded operating income of US$6.3 million, compared to an operating loss of US$0.7 million in 1Q08.  Operating margin for 1Q09 came in at 11.8%.  Aero Republica continues to benefit from its international expansion and fleet transition strategy aimed at replacing its MD-80 fleet with modern and fuel efficient Embraer-190 aircraft.  For 1Q09, Aero Republica’s capacity, in terms of ASMs flown in Embraer-190 aircraft as a percentage of its total capacity, increased from 50% in 1Q08 to 66% in 1Q09.

Additionally, as part of its international expansion, Aero Republica’s international capacity increased nearly 90% year-over-year, reaching 26% of total capacity during 1Q09, as compared to 15% in 1Q08.  Furthermore, according to statistics from Colombia’s Civil Aeronautics Authority (Aerocivil)  Aero Republica has increased its international passenger market share to 9.1%, up from 5.8% in 2008.

Copa Holdings’ first quarter results highlight the Company’s ability to operate profitably and grow in a challenging economic environment.  In 2009, Copa Airlines’ capacity is expected to grow approximately 16%, mostly as a result of the full year effect of capacity introduced during the course of 2008. At the same time, Aero Republica’s capacity growth will remain flat or increase slightly as the airline continues its transition to all Embraer-190 fleet.  This should result in a consolidated capacity growth of approximately 13%.  Copa Holdings’ consolidated fleet is expected to end the year flat at 55 aircraft, made up of 18 737-700s, 11 737-800s and 26 Embraer-190s.

Copa Holdings continues to deliver industry-leading results, despite negative factors that have affected the industry as a whole.  This is the result of a solid and well executed business model based on developing the most comprehensive and convenient network for intra Latin America travel and a very competitive cost structure.  Throughout the remainder of 2009, the Company will seek to continue strengthening its long term competitive position, with the advantages of a flexible fleet plan and a strong balance sheet and liquidity position.

OUTLOOK FOR 2009

Copa Holdings’ 2009 guidance remains unchanged.  Consolidated capacity for 2009 is expected to increase approximately 13%, mainly as a result of the full year effect of capacity introduced in 2008.  Load factors are expected to come in slightly below 2008 levels at approximately 74%, while unit revenues (RASM) are forecasted to decline approximately 14% mainly as a result of a decrease in fuel surcharges and slower traffic growth as a result of a weakening economic environment.  Unit costs excluding fuel are expected to come in at 7.5 cents.  We currently estimate the effective the estimated effective price of jet fuel for 2009, including the effect of current hedge contracts and into plane costs, remains at US$2.11 per gallon.  As a result, the Company maintains its operating margin guidance in the range of 16.0% to 18.0% for 2009, although expecting to come in at the high end of this range.

Financial Outlook (US GAAP)	2009 - Full Year
ASMs (billion)	+/-10.0
Average Load Factor	+/-74%
RASM (cents)	+/-12.6
CASM Ex-fuel (cents)	+/- 7.5
Operating Margin	16.0-18.0%

CONSOLIDATED FIRST QUARTER RESULTS

Operating revenue

Consolidated revenue for 1Q09 totaled US$308.8 million, a 4.3% or US$12.9 million increase over operating revenue of US$295.9 million in 1Q08, mainly due to an 8.1% or US$19.2 million increase in Copa Airlines’ operating revenue, partly offset by a 13.2% or US$8.2 million decline in Aero Republica’s operating revenue.

Copa Airlines operating revenue

Copa Airlines operating revenue for 1Q09 totaled US$256.1 million, an 8.1% increase over operating revenue of US$236.9 million in 1Q08.  This increase was primarily due to an 8.8% or US$19.6 million increase in passenger revenue.

Passenger revenue. For 1Q09 passenger revenue totaled US$242.8 million, an 8.8% increase over passenger revenue of US$223.2 million in 1Q08 as ASMs increased by 18.9% in 1Q09 as compared to 1Q08.  Passenger yield decreased 3.2% to 15.5 cents, while load factor decreased  4.4 percentage points from the 81.2% to 76.8 in 1Q09..
Cargo, mail and other. Cargo, mail and other revenue totaled US$13.3 million in 1Q09, a 3.2% decline from cargo, mail and other of US$13.7 million in 1Q08.

Aero Republica operating revenue

During 1Q09, Aero Republica generated operating revenue of US$53.7 million, representing a 13.2% decline over 1Q08.  This decrease resulted mainly from a US$6.7 million or 11.7% decline in passenger revenue.  During the quarter Aero Republica’s capacity (ASMs) increased by 8.0% mainly as a result of increased international presence, while traffic (RPMs) increased 6.2%, resulting in a load factor of 61.6% or 1 percentage point below 1Q08.  Yields decreased by 16.9% primarily due a weaker demand environment, lower fuel surcharges and a weaker Colombian currency.

Operating expenses

For 1Q09, consolidated operating expenses decreased 1.8% to US$239.8 million, representing operating cost per available seat mile (CASM) of 9.9 cents.  Operating cost per available seat mile (CASM), excluding fuel costs, decreased 11.1% from 7.7 cents in 1Q08 to 6.8 cents in 1Q09.  An overview of the major variances on a consolidated basis follows:

Aircraft fuel. For 1Q09, aircraft fuel totaled US$73.5 million, a US$10.9 million or 12.9% decrease from aircraft fuel of US$84.3 million in 1Q08. This decline was primarily a result of a 23.4% decrease in the average price per gallon of jet fuel (all-in), which averaged US$2.16 in 1Q09 as compared to US$2.82 in 1Q08, offset by a 14.5% increase in gallons consumed resulting from increased capacity.  The all-in average price per gallon of jet fuel for 1Q09 includes $19.9 million fuel hedge loss.
Salaries and benefits. For 1Q09, salaries and benefits totaled US$36.7 million, a 7.6% increase over salaries and benefits of US$34.1 million in 1Q08. This increase was mostly a result of an overall increase in operating headcount to support additional capacity.
Passenger servicing. For 1Q09, passenger servicing totaled US$26.0 million, a 12.0% increase over passenger servicing of US$23.2 million in 1Q08. This increase was primarily a result of an increase in capacity and passengers carried.
Commissions. For 1Q09, commissions totaled US$13.2 million, a 22.0% decrease from commissions of US$17.0 million in 1Q08. This decrease was primarily a result of lower average commission rates at both Copa Airlines and Aero Republica.

Reservations and sales. Reservations and sales totaled US$13.0 million, a 1.6% decrease from reservation and sales of US$13.3 million in 1Q08.
Maintenance, material and repairs. For 1Q09, maintenance, material and repairs totaled US$16.9 million, a 2.7% decrease over maintenance, material and repairs of US$17.3 million in 1Q08. This decrease was primarily a result of the timing of major overhaul events in Aero Republica.
Depreciation. Depreciation totaled US$11.9 million in 1Q09, a 19.3% increase over depreciation of US$10.0 million in 1Q08. This increase was primarily related to the depreciation of new aircraft and spares.
Aircraft Rentals. Aircraft rentals totaled US$12.4 million in 1Q09, a 15.9% increase over aircraft rentals of US$10.7 million in 1Q08.
Flight operations, aircraft rentals, landing fees and other rentals. Combined, flight operations, aircraft rentals, landing fees and other rentals increased 12.7% from US$31.7 million in 1Q08 to US$35.7 million in 1Q09, primarily as a result of increased capacity.
Other. Other expenses totaled US$12.9 million in 1Q09, a decrease of US$0.4 million.

Copa Airlines operating expenses

Copa Airlines’ operating expenses increased 4.8% to US$193.4 million from US$184.5 million in 1Q08.  Operating expenses per available seat mile decreased 11.8% to 9.5 cents in 1Q09 from 10.8 cents in 1Q08.  Excluding fuel costs, operating expenses per available seat mile decreased 7.1% from 6.9 cents in 1Q08 to 6.4 cents in 1Q09.

Aircraft fuel. For 1Q09, aircraft fuel totaled US$62.2 million, a 5.2% increase over aircraft fuel expense of US$65.7 million in the same period in 2008. This increase was primarily a result of a 17.2% increase in gallons consumed resulting from increased capacity, offset by a 18.4% decline in the average price per gallon of jet fuel (all-in), which averaged US$2.25 in 1Q09 as compared to US$2.76 in 1Q08. The all-in average price per gallon of jet fuel for 1Q09 includes $19.1 million fuel hedge loss.
Salaries and benefits. For 1Q09, salaries and benefits totaled US$29.9 million, a 13.9% increase over salaries and benefits of US$26.2 million in the same period in 2008. This increase was mainly a result of an overall increase in operating headcount to support additional capacity.
Passenger servicing. Passenger servicing totaled US$22.0 million for 1Q09, a 17.5% increase over passenger servicing of US$18.7 million in 1Q08.  This increase was primarily the result of an increase in capacity and passengers carried.
Commissions. Commissions totaled US$10.4 million for 1Q09, a 16.0% decrease from commissions of US$12.4 million in 1Q08. This decrease was primarily a result of a lower average commission rate.
Reservations and sales. Reservations and sales totaled US$10.1 million, a 1.1% increase over reservation and sales of US$10.0 million in 1Q08.
Maintenance, materials and repairs. Maintenance, materials and repairs totaled US$13.5 million in 1Q09, a 40.4% increase over maintenance, materials and repairs of US$9.6 million in 1Q08. This increase resulted from higher capacity, and more overhaul events.
Depreciation. Depreciation totaled US$10.8 million in 1Q09, a 22.1% increase over depreciation of US$8.8 million in 1Q08, primarily related to depreciation of new aircraft and spare parts.
Flight operations, aircraft rentals, landing fees and other rentals. Combined, flight operations, aircraft rentals, landing fees and other rentals increased 5.0% from US$23.7 million in 1Q08 to US$24.8 million in 1Q09, primarily as a result of increased capacity.
Other. Other expenses increased US$0.3 million from US$9.5 million in 1Q08 to US$9.8 million in 1Q09.

Aero Republica operating expenses

Aero Republica’s operating expenses decreased 24.2% to US$47.4 million in 1Q09 from US$62.6 million in 1Q08.  Operating expenses per available seat mile (CASM) decreased 29.9% to 12.1 cents in 1Q09 from 17.3 cents in 1Q08.  CASM, excluding fuel costs, decreased 23.7% from 12.1 cents in 1Q08 to 9.3 cents in 1Q09, mainly due to the timing of overhaul events and a weaker Colombian currency.

Non-operating income (expense)

Consolidated non-operating income (expense) totaled a gain of US$8.3 million in 1Q09, compared to an US$8.1 million expense in 1Q08.

Interest expense.  Interest expense totaled US$8.9 million in 1Q09, an 18.6% decrease from interest expense of US$11.0 million in 1Q08, primarily as a result of lower rates on variable rate debt.
Interest capitalized.  Interest capitalized totaled US$0.3 million in 1Q09, a 39.0% decrease from 1Q08.

Interest income. Interest income totaled US$2.6 million, a 7.4% decrease from interest income of US$2.8 million in 1Q08, mostly a result of lower rates.
Other, net.  Other net totaled a gain of US$14.4 million in 1Q09, mainly related to a US$16.2 million non-cash gain related to the mark-to-market of fuel hedge contracts.

About Copa Holdings
Copa Holdings, through its Copa Airlines and Aero Republica operating subsidiaries, is a leading Latin American provider of passenger and cargo service. Copa Airlines currently offers approximately 144 daily scheduled flights to 45 destinations in 24 countries in North, Central and South America and the Caribbean. In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through code share agreements with Continental Airlines and other airlines. Aero Republica, the second-largest domestic carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines' Hub of the Americas through flights from Bogota, Bucaramanga, Cali, Cartagena, Medellin and Pereira. Additionally, Aero Republica has direct daily flights to Caracas, Venezuela, from the cities of Bogota and Medellin.

CONTACT: Copa Holdings S.A.
Investor Relations:
Ph: (507) 304-2677
www.copaair.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

Copa Holdings, S.A.
Operating data

	Unaudited	Unaudited	%	Unaudited	%
	1Q09	1Q08	Change	4Q08	Change

Copa Holdings (Consolidated)
Revenue passengers carried (thousands)	1,287	1,217	5.7%	1,338	-3.9%
Revenue passengers miles (RPMs) (mm)	1,807	1,619	11.6%	1,760	2.7%
Available seat miles (ASMs) (mm)	2,430	2,077	17.0%	2,375	2.3%
Load factor	74.4%	78.0%	-3.6 p.p.	74.1%	0.3 p.p.
Break-even load factor	57.5%	65.2%	-7.7 p.p.	56.9%	0.6 p.p.
Yield (cents)	16.2	17.3	-6.2%	18.5	-12.4%
RASM (cents)	12.7	14.2	-10.8%	14.6	-12.8%
CASM (cents)	9.9	11.8	-16.0%	11.0	-10.5%
CASM - excl. fuel (cents)	6.8	7.7	-11.0%	7.2	-4.7%
Fuel gallons consumed (mm)	33.9	29.6	14.5%	33.4	1.4%
Average price of Fuel - Net of Hedges (US$)	2.16	2.82	-23.4%	2.73	-20.8%

Copa Segment
Revenue passengers miles (RPMs) (mm)	1,566	1,393	12.4%	1,503	4.2%
Available seat miles (ASMs) (mm)	2,039	1,715	18.9%	1,981	3.0%
Load factor	76.8%	81.2%	-4.4 p.p.	75.9%	0.9 p.p.
Break-even load factor	58.1%	63.0%	-4.9 p.p.	55.3%	2.8 p.p.
Yield (US$ cents)	15.5	16.0	-3.2%	17.4	-10.9%
RASM (cents)	12.6	13.8	-9.1%	14.1	-10.8%
CASM (cents)	9.5	10.8	-11.8%	10.5	-9.9%
CASM - excl. fuel (cents)	6.4	6.9	-7.1%	6.8	-5.5%
Fuel gallons consumed (mm)	27.5	23.5	17.2%	26.9	2.1%
Average price of Fuel - Net of Hedges (US$)	2.25	2.76	-18.4%	2.72	-17.2%

Aero Republica Segment
Revenue passengers miles (RPMs) (mm)	241	226	6.2%	257	-6.3%
Available seat miles (ASMs) (mm)	390	361	8.0%	395	-1.1%
Load factor	61.6%	62.6%	-1.0 p.p.	65.0%	-3.4 p.p.
Break-even load factor	52.9%	67.8%	-14.9 p.p.	58.9%	-6.0 p.p.
Yield (cents)	20.9	25.2	-16.9%	25.0	-16.4%
RASM (cents)	13.8	17.1	-19.6%	17.5	-21.2%
CASM (cents)	12.1	17.3	-29.9%	14.0	-13.4%
CASM - excl. fuel (cents)	9.3	12.1	-23.7%	9.9	-6.3%
Fuel gallons consumed (mm)	6.3	6.1	4.3%	6.4	-1.5%
Average price of Fuel - Net of Hedges (US$)	1.77	3.07	-42.2%	2.78	-36.2%

Income Statement - USGAAP
(US$ Thousands)

	Unaudited	Unaudited	%	Unaudited	%
	1Q09	1Q08	Change	4Q08	Change
Operating Revenues
Passenger Revenue	293,152	280,224	4.6%	325,849	-10.0%
Cargo, mail and other	15,604	15,662	-0.4%	20,210	-22.8%
Total Operating Revenue	308,756	295,886	4.3%	346,059	-10.8%

Operating Expenses
Aircraft fuel	73,472	84,344	-12.9%	91,408	-19.6%
Salaries and benefits	36,733	34,147	7.6%	37,484	-2.0%
Passenger servicing	26,019	23,235	12.0%	26,280	-1.0%
Commissions	13,223	16,961	-22.0%	14,798	-10.6%
Reservations and sales	13,040	13,256	-1.6%	13,187	-1.1%
Maintenance, material and repairs	16,860	17,323	-2.7%	17,737	-4.9%
Depreciation	11,928	10,000	19.3%	11,326	5.3%
Flight operations	14,935	12,979	15.1%	14,680	1.7%
Aircraft rentals	12,366	10,673	15.9%	10,078	22.7%
Landing fees and other rentals	8,376	8,008	4.6%	8,305	0.9%
Other	12,886	13,246	-2.7%	16,766	-23.1%
Special fleet charges	-	-	-	-	-
Total Operating Expense	239,838	244,172	-1.8%	262,049	-8.5%

Operating Income	68,918	51,714	33.3%	84,010	-18.0%

Non-operating Income (Expense):
Interest expense	(8,936)	(10,980)	-18.6%	(10,891)	-18.0%
Interest capitalized	318	521	-39.0%	525	-39.4%
Interest income	2,563	2,768	-7.4%	2,863	-10.5%
Other, net	14,394	(420)	-3527.3%	(42,639)	-133.8%
Total Non-Operating Income/(Expense)	8,339	(8,111)	-202.8%	(50,142)	-116.6%

Income before Income Taxes	77,256	43,603	77.2%	33,868	128.1%

Provision for Income Taxes	5,641	4,104	37.5%	8,113	-30.5%

Net Income	71,615	39,499	81.3%	25,755	178.1%

Basic EPS	1.67	0.92	81.6%	0.60	179.9%
Basic Shares	42,907,967	42,985,220	-0.2%	43,194,566	-0.7%

Diluted EPS	1.65	0.91	81.2%	0.59	177.8%
Diluted Shares	43,463,759	43,432,584	0.1%	43,425,896	0.1%

Copa Holdings, S.A.
Balance Sheet - USGAAP
(US$ Thousands)	March 31,	December 31,	March 31,
	2009	2008	2008
	(Unaudited)	(Audited)	(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$302,905	$220,808	$234,593
Short-term investments	92,568	176,018	70,500
Total cash, cash equivalents and short-term investments	395,473	396,826	305,093

Accounts receivable, net of allowance for doubtful accounts	82,021	70,609	84,194
Accounts receivable from related parties	3,169	4,592	3,462
Expendable parts and supplies, net of allowance for obsolescence	20,751	18,405	16,526
Prepaid expenses	23,270	26,694	25,317
Other current assets	5,419	5,338	15,593
Total Current Assets	530,103	522,464	450,185

Long-term investments	7,652	11,145	17,538

Property and Equipment:
Owned property and equipment:
Flight equipment	1,415,590	1,372,352	1,195,518
Other equipment	57,109	55,291	53,352
	1,472,699	1,427,643	1,248,870
Less: Accumulated depreciation	(186,222)	(174,835)	(147,667)
	1,286,477	1,252,808	1,101,203
Purchase deposits for flight equipment	80,674	84,861	74,046
Total Property and Equipment	1,367,151	1,337,669	1,175,249

Other Assets:
Net pension asset	1,658	1,486	1,171
Goodwill	19,038	21,732	26,767
Intangible asset	27,913	31,865	39,247
Other assets	28,977	27,864	30,604
Total Other Assets	77,586	82,947	97,789
Total Assets	$1,982,493	$1,954,225	$1,740,761

LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities:
Current maturities of long-term debt	$114,741	$115,833	$96,243
Accounts payable	50,333	54,066	51,193
Accounts payable to related parties	7,892	11,510	9,439
Air traffic liability	154,469	182,490	150,383
Taxes and interest payable	39,746	37,194	34,397
Accrued expenses payable	37,418	40,642	57,342
Other current liabilities	46,337	60,349	4,631
Total Current Liabilities	450,937	502,084	403,628

Non-Current Liabilities:
Long-term debt	812,124	800,196	739,886
Post employment benefits liability	2,060	2,072	1,866
Other long-term liabilities	9,052	8,694	10,273
Deferred tax liabilities	8,135	8,747	8,119
Total Non-Current Liabilities	831,371	819,709	760,144

Total Liabilities	1,282,308	1,321,793	1,163,772

Shareholders' Equity:
Class A - 30,416,440 shares issued and outstanding	20,858	20,761	20,761
Class B - 12,778,125 shares issued and outstanding	8,722	8,722	8,722
Additional paid in capital	14,664	13,481	10,037
Retained earnings	665,617	594,004	531,098
Accumulated other comprehensive income (loss)	(9,676)	(4,536)	6,371
Total Shareholders' Equity	700,185	632,432	576,989
Total Liabilities and Shareholders' Equity	$1,982,493	$1,954,225	$1,740,761

Copa Holdings, S.A.

NON-GAAP FINANCIAL MEASURE RECONCILIATION

This press release includes the following non GAAP financial measures: Adjusted EBITDAR, Adjusted Net Income and Adjusted EPS.   This supplemental information is presented because we believe they are useful indicators of our operating performance and are useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation, and should be considered together with comparable U.S. GAAP measures, in particular operating income and net income. The following is a reconciliation of these non-GAAP financial measures to the comparable U.S. GAAP measures:

Reconciliation of EBITDAR
Excluding Special Items	1Q09	1Q08	4Q08

Net income as Reported	$71,615	$39,499	$25,755

Interest Expense	(8,936)	(10,980)	(10,891)
Capitalized Interest	318	521	525
Interest Income	2,563	2,768	2,863
Income Taxes	(5,641)	(4,104)	(8,113)
EBIT	83,311	51,294	41,371

Depreciation and Amortization	11,928	10,000	11,326
EBITDA	95,239	61,294	52,697

Aircraft Rent	12,366	10,673	10,078
Other Rentals	3,812	3,883	3,873
EBITDAR	$111,417	$75,850	$66,648

Special Items (adjustments):
Unrealized (gain) loss on fuel hedging instruments (1)	(16,163)	(1,786)	39,462
Adjusted EBITDAR	$95,254	$74,064	$106,111

Reconciliation of Net Income
Excluding Special Items	1Q09	1Q08	4Q08

Net income as Reported	$71,615	$39,499	$25,755

Special Items (adjustments):
Unrealized (gain) loss on fuel hedging instruments (1)	(16,163)	(1,786)	39,462
Adjusted Net Income	$55,452	$37,713	$65,217

Shares used for Computation (in thousands)
Basic	42,908	42,985	43,195
Diluted	43,464	43,433	43,426

Adjusted earnings per share
Basic	1.29	0.88	1.51
Diluted	1.28	0.87	1.50

FOOTNOTE:

(1)
The 1Q09 and 1Q08 periods included a non-cash gains of US$16.2 million and $1.8 Million, respectively, and 4Q08 period included non-cash charge of US$39.5 million resulting from the mark-to-market accounting for changes in the fair value of fuel hedging instruments.